Second SPA Amendment Agreement

by and between

(1) [Redacted - Personal Information],

- hereinafter "Seller (1)" or "Founder (1) Vehicle"-

(2) [Redacted - Personal Information],

- hereinafter "Seller (2)" or "Founder (2) Vehicle" -

- Founder (1) Vehicle and Founder (2) Vehicle are hereinafter individually referred to as a "Founder Vehicle" and collectively referred to as the "Founder Vehicles" -

(3) [Redacted - Personal Information],

- hereinafter "Seller (3)" -

(4) [Redacted - Personal Information],

- hereinafter "Seller (4)" -

(5) [Redacted - Personal Information],

- hereinafter "Seller (5)" -

(6) [Redacted - Personal Information],

- hereinafter "Seller (6)" -

(7) [Redacted - Personal Information],

- hereinafter "Seller (7)" -

(8) [Redacted - Personal Information],

- hereinafter "Seller (8)" -

(9) [Redacted - Personal Information],

- hereinafter "Seller (9)" -

(10) [Redacted - Personal Information],

- hereinafter "Seller (10)" -

(11) [Redacted - Personal Information],

- hereinafter "Seller (11)" -

(12) [Redacted - Personal Information],

- hereinafter "Seller (12)" -

(13) [Redacted - Personal Information],

- hereinafter "Seller (13)" -

(14) [Redacted - Personal Information],

- hereinafter "Seller (14)" -

(15) [Redacted - Personal Information],

- hereinafter "Seller (15)" -

(16) [Redacted - Personal Information],

- hereinafter "Seller (16)" -

(17) [Redacted - Personal Information],

- hereinafter "Seller (17)" -

(18) [Redacted - Personal Information],

- hereinafter "Seller (18)" -

(19) [Redacted - Personal Information],

- hereinafter "Seller (19)" -

(20) [Redacted - Personal Information],

- hereinafter "Seller (20)" -

(21) [Redacted - Personal Information],

- hereinafter "Seller (21)" -

(22) [Redacted - Personal Information],

- hereinafter "Seller (22)" -

(23) [Redacted - Personal Information],

- hereinafter "Seller (23)" -

(24) [Redacted - Personal Information],

- hereinafter "Seller (24)" -

(25) [Redacted - Personal Information],

- hereinafter "Seller (25)" -

(26) [Redacted - Personal Information],

- hereinafter "Seller (26)" -

(27) [Redacted - Personal Information],

- hereinafter "Seller (27)" -

(28) [Redacted - Personal Information],

- hereinafter "Seller (28)" or "Trustee" -

(29) [Redacted - Personal Information],

- hereinafter "Seller (29)" -

(30) [Redacted - Personal Information],

- hereinafter "Seller (30)" -

(31) [Redacted - Personal Information],

- hereinafter "Seller (31)" -

(32) [Redacted - Personal Information],

- hereinafter "Seller (32)" -

(33) [Redacted - Personal Information],

- hereinafter "Seller (33)" -

(34) [Redacted - Personal Information],

- hereinafter "Seller (34)" -

(35) [Redacted - Personal Information],

- hereinafter "Seller (35)" -

(36) [Redacted - Personal Information],

- hereinafter "Seller (36)" -

- Seller (1) through Seller (36) are hereinafter individually referred to as a "Seller" and collectively referred to as the "Sellers" -

(37) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

(38) [Redacted - Personal Information],

- hereinafter "PW" -

(39) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

(40) [Redacted - Personal Information],

- hereinafter "[Redacted - Personal Information]" -

- [Redacted - Personal Information] are hereinafter individually referred to as a "Trustor" and collectively referred to as the "Trustors" -

(41) [Redacted - Personal Information]

- hereinafter "Founder (1)" -

(42) [Redacted - Personal Information]

- hereinafter "Founder (2)" -

- Founder (1) and Founder (2) are hereinafter individually referred to as a "Founder" and collectively referred to as the "Founders" -

- Sellers, Trustors and Founders are hereinafter individually referred to as a "Sellers' Party" and collectively referred to as the "Sellers' Parties" -

(43) Organigram Global Inc. (formerly Organigram Holdings Inc), a corporation under the laws of Canada, with registered seat in Moncton, New Brunswick, registered with Canada's Business Registries under Business Number 804424059RC0001,

- hereinafter "Parent" -

(44) Blitz 25-645 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308060, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,

- hereinafter "German Holdco" -

(45) Blitz 25-646 GmbH, a limited liability company under the laws of Germany, registered with the commercial register of the local court of Munich, under HRB 308046, business address Maximiliansplatz 17, c/o Blitzstart Holding GmbH, 80333 Munich, Germany,

- hereinafter "Purchaser" -

- Parent, German Holdco and Purchaser are hereinafter individually referred to as an "OGI Party" and collectively referred to as the "OGI Parties" -

(46) Sanity Group GmbH, limited liability company under the laws of Germany, registered with the commercial register of the local court of Charlottenburg, under HRB 206368 B, business address Jägerstraße 28-31, 10117 Berlin, Germany

- hereinafter the "Company" -

- Sellers, Trustors, Founders, OGI Parties and Company are hereinafter individually referred to as a "Party" and collectively referred to as the "Parties" -

Recitals

(A) On 18 February 2026, the Parties entered into a share sale and purchase agreement regarding the sale and purchase of shares in the Company (Index of Deeds no. 321/2026 MS of the notary Dr. Matthias Santelmann, Berlin, together with all annexes, exhibits and schedules thereto, as included in the reference deed dated 18 February 2026 (Index of Deeds no. 320/2026 MS of the notary Dr. Matthias Santelmann, Berlin)).

(B) On 8 April 2026, the Parties entered into an SPA Amendment Agreement (Index of Deeds no. 663/2026 MS of the notary Dr. Matthias Santelmann, Berlin, together with all annexes, exhibits and schedules thereto, as included in the reference deed dated 8 April 2026 (Index of Deeds no. 662/2026 MS of the notary Dr. Matthias Santelmann, Berlin), the "First SPA Amendment"), amending the share sale and purchase agreement referred to in Recital (A) (such share sale and purchase agreement in the form as so amended by the First SPA Amendment, the "SPA").

(C) The Parties wish to further amend the SPA and, for this purpose, enter into this second SPA amendment agreement ("Second SPA Amendment"). In particular, the Parties intend to replace previously agreed variable Earn-Out, which was contingent upon the achievement of certain commercial milestones, with a fixed earn-out that is not dependent on the achievement of any commercial milestones, the performance of the Target Group, or any other future events, and which shall not be subject to any subsequent adjustment.

Now, therefore, the Parties agree as follows:

1. Capitalized terms used in this Second SPA Amendment shall have the meaning ascribed to them in the SPA unless otherwise defined in this Second SPA Amendment.

2. The "List of Annexes" shall be replaced in its entirety as follows:

Annex	Description
Annex (B)	[Redacted - Commercially Sensitive Information]
Annex (C)	[Redacted - Commercially Sensitive Information]
Annex (J)(a)	[Redacted - Commercially Sensitive Information]
Annex (J)(b)	[Redacted - Commercially Sensitive Information]
Annex (L)	[Redacted - Commercially Sensitive Information]
Annex 1.5	[Redacted - Commercially Sensitive Information]
Annex 3.1(b)	[Redacted - Commercially Sensitive Information]
Annex 3.2(a)	[Redacted - Commercially Sensitive Information]
Annex 3.2(b)	[Redacted - Commercially Sensitive Information]
Annex 3.3(b)	[Redacted - Commercially Sensitive Information]
Annex 3.4(b)	[Redacted - Commercially Sensitive Information]

Annex	Description
Annex 3.4(c)	[Redacted - Commercially Sensitive Information]
Annex 3.4(d)	[Redacted - Commercially Sensitive Information]
Annex 4.1(d)	[Redacted - Commercially Sensitive Information]
Annex 5.4(a)	[Redacted - Commercially Sensitive Information]
Annex 5.4(a)(ii)	[Redacted - Commercially Sensitive Information]
Annex 5.5(c)	[Redacted - Commercially Sensitive Information]
Annex 5.5(g)(ii)	[Redacted - Commercially Sensitive Information]
Annex 5.6(a)	[Redacted - Commercially Sensitive Information]
Annex 9.2(b)(ii)	[Redacted - Commercially Sensitive Information]
Annex 11.4(b)(i)	[Redacted - Commercially Sensitive Information]
Annex 11.4(b)(iii)(2)	[Redacted - Commercially Sensitive Information]
Annex 11.5(a)	[Redacted - Commercially Sensitive Information]
Annex 11.5(b)	[Redacted - Commercially Sensitive Information]
Annex 11.6(a)	[Redacted - Commercially Sensitive Information]
Annex 13.2(c)	[Redacted - Commercially Sensitive Information]
Annex 13.4	[Redacted - Commercially Sensitive Information]
Annex 14.1	[Redacted - Commercially Sensitive Information]
Annex 14.2	[Redacted - Commercially Sensitive Information]
Annex 14.3(a)	[Redacted - Commercially Sensitive Information]
Annex 21.2(c)	[Redacted - Commercially Sensitive Information]
Annex 22	[Redacted - Commercially Sensitive Information]
Annex 29.1(i)	[Redacted - Commercially Sensitive Information]
Annex 29.1(ii)	[Redacted - Commercially Sensitive Information]

3. Recital (I) of the SPA shall be replaced in its entirety as follows:

"(I) CLA Earn-Out Adjustment.  The CLA would have - upon originally intended conversion into equity - granted Parent an additional upside in the form of a discount on the conversion share price. The Parties have agreed to account for this benefit in the Earn-Out - if any - by deducting the adjustment amount set out in cell E67 of Annex 5.4(a) from the Earn-Out, being an amount of EUR 3,509,598.76 (in words: three million five hundred nine thousand five hundred ninety-eight euros and seventy six cents) (the "CLA Earn-Out Adjustment Amount")."

4. Recital (L) of the SPA shall be replaced in its entirety as follows:

"(L) [Redacted - Commercially Sensitive Information].

5. Section 2.1 of the SPA shall be replaced in its entirety as follows:

"2.1 The purchase price ("Purchase Price") shall consist of a Fixed Purchase Price pursuant to Section 3 and an Earn-Out pursuant to Section 5."

6. Section 2.4 of the SPA shall be replaced in its entirety as follows:

"2.4 The Purchase Price, i.e. the Fixed Purchase Price, the Earn-Out, the Fixed Purchase Price Increase Amount and the Fixed Purchase Price Reduction Amount are calculated for the sale of 100% of the Shareholder Shares. As the Parent Company Shares are not sold, any portion of the Purchase Price which is allocated to the Parent Company Shares shall not be payable. Any consideration which is due by the Purchaser to the Sellers under this Agreement shall thus exclude any portion of the Purchase Price which is allocated to the Parent Company Shares and all provisions in this Agreement regarding the settlement of the Purchase Price shall be interpreted accordingly. For the avoidance of doubt, no portion of the Purchase Price shall be allocated to the Treasury Shares."

7. Section 3.1(b) of the SPA shall be replaced in its entirety as follows:

"(b) For the determination of the Fixed Purchase Price the terms "Cash", "Debt", "Working Capital" and "Working Capital Target", "Working Capital Target Upper End" and "Working Capital Target Lower End" shall have the meaning given to such terms in Annex 3.1(b)."

8. Section 5.1 of the SPA shall be replaced in its entirety as follows:

"5.1 Subject to the occurrence of Closing and the terms and conditions provided in this Section 5, the Purchaser shall make (or cause to be made) certain payments to the Sellers as further set out in this Section 5 (each, an "Earn-Out Payment" and the aggregate amount of the earn-out as determined in accordance with this Section 5, including, for the avoidance of doubt, the portion of the earn-out attributable to the Parent Company Shares (see Section 2.4) and the VSOP, the "Earn-Out")."

9. Section 5.2 of the SPA shall be replaced in its entirety as follows:

"5.2 Earn-Out Payment

The Earn-Out shall be a fixed amount equal to EUR 102,000,000.00 (in words: Euro one hundred and two million) minus (i) the amount of the [Redacted - Commercially Sensitive Information] (being EUR 2,560,750.43 (in words: two million five hundred sixty thousand seven hundred fifty euros and forty three cents)) and (ii) the CLA Earn-Out Adjustment Amount (being EUR 3,509,598.76 (in words: three million five hundred nine thousand five hundred ninety-eight euros and seventy six cents)). For the avoidance of doubt, the Earn-Out is not dependent on the achievement of any commercial milestones, the performance of the Target Group, or any other future events, and shall not be subject to any subsequent adjustment. As a matter of precaution, each Party hereby irrevocably waives any and all rights and claims it may have against any other Party in connection with, or arising out of, the determination of any previously agreed variable earn-out based on the achievement of commercial milestones, the performance of the Target Group, or any similar performance-based criteria."

10. Section 5.3 of the SPA shall be replaced in its entirety as follows:

"5.3 [Intentionally left blank]"

11. Section 5.4 of the SPA shall be replaced in its entirety as follows:

"5.4 Earn-Out Entitlements

(a) The Earn-Out shall be allocated to the Shareholder Shares and the VSOP as set out in Annex 5.4(a).

Annex 5.4(a)(ii) shall remain applicable solely with respect to Sections 4.3(a) and 4.3(b).

(b) The entitlements of the Sellers to the Earn-Out as set out in Annex 5.4(a) (excluding, for the avoidance of doubt, the entitlement of Parent to the Earn-Out pursuant to Annex 5.4(a)), are hereinafter referred to as the "Earn-Out Entitlements" and each an "Earn-Out Entitlement"."

12. Section 5.5(a) of the SPA shall be replaced in its entirety as follows:

"(a) The Earn-Out shall be settled as follows:

(i) The Earn-Out Entitlement of Seller (36) shall be settled exclusively through the delivery of Parent Shares to Seller (36) as set out in Annex 5.4(a) ("Seller (36) Earn-Out Share Portion") provided however that save with the prior written consent of Seller (36), the number of Parent Shares delivered to Seller (36) in satisfaction of the Seller (36) Earn-Out Share Portion shall be deferred to the extent (and only to the extent) Seller (36) would beneficially own, or exercise control or direction over, directly or indirectly, with its Affiliates, associates, related parties and any joint actors, after giving effect to a conversion of Parent Preference Shares (notwithstanding the application of the 30% Threshold (as defined in the terms attaching to such Parent Preference Shares) to any actual conversion of Parent Preference Shares), 49.0% or greater of the aggregate number of Parent Common Shares issued and outstanding (the "49% Threshold"). For a period of three (3) years following the Earn-Out Date, if the delivery of any Parent Shares is deferred pursuant to this Section 5.5(a)(i), the Purchaser shall promptly, and in any event within five (5) Business Days of either the Purchaser or the Parent becoming aware, or Seller (36) notifying the Purchaser in writing that the 49% Threshold is no longer met or exceeded, notify Seller (36) that the 49% Threshold is no longer met or exceeded (save where notice has been provided to the Purchaser by Seller (36)) and the Parent shall promptly issue to Seller (36), in satisfaction or partial satisfaction of the deferred portion of the Seller (36) Earn-Out Share Portion, either such number of Parent Shares as would cause Seller (36) to reach the 49% Threshold or, if the outstanding balance of Parent Shares so deferred is insufficient to reach the 49% Threshold, the outstanding balance of the Parent Shares so deferred (and for the avoidance of doubt, the foregoing shall be repeated on each occasion the 49% Threshold is no longer met or exceeded during the period that is three (3) years from the Earn-Out Date until any deferred portion of the Seller (36) Earn-Out Share Portion is paid in full). To the extent the issuance of any Parent Preference Shares is deferred in accordance with this Section 5.5(a)(i), and such Parent Preference Shares are subsequently issued in accordance with this Section 5.5(a)(i), the Parent shall issue to the Purchaser additional Parent Common Shares on conversion of such Parent Preference Shares as if the Accretion (as defined in the terms attaching to such Parent Preference Shares) commenced on the date such Parent Preference Shares would have been issued, but for the deferral in accordance with this Section 5.5(a)(i). The obligation in the preceding sentence shall survive the Closing.

(ii) The Earn-Out Entitlement of the Independent Group Members shall be settled in cash ("Independent Group Earn-Out Cash Portion") and through the delivery of Parent Shares ("Independent Group Earn-Out Share Portion" and together with the Seller (36) Earn-Out Share Portion, the "Earn-Out Share Portion"), in each case as set out in Annex 5.4(a) and subject to the Purchaser's election right pursuant to Section 5.5(b).

(iii) For the avoidance of doubt, the portion of the Earn-Out allocated to the Parent pursuant to Annex 5.4(a) shall not be payable (see Section 2.4).

13. Section 5.5(b) of the SPA shall be replaced in its entirety as follows:

"(b) The Purchaser may, in its sole discretion, elect to settle all of the Independent Group Earn-Out Share Portion in cash, whereas any additional cash payment shall be distributed pro rata among the Independent Group Members in proportion to their respective Earn-Out Entitlements inter se. The Purchaser shall notify the Sellers' Representative whether, and to what extent, it exercises the election under this Section 5.5(b) no later than ten (10) Business Days prior to the Earn-Out Date."

14. The first paragraph of Section 5.5(c), Section 5.5(c)(i) and the first paragraph of Section 5.5(c)(ii) of the SPA shall be replaced in its entirety as follows:

"(c) As soon as prudently possible after 31 March 2027 (31 March 2027 being the "Earn-Out Date"; the time period starting on the Effective Date and ending on the Earn-Out Date, the "Earn-Out Period"; the date on which the Earn-Out is actually paid (date of the relevant wire transfer respectively sending of the relevant DRS statements representing the Earn-Out Shares being decisive), the "Earn-Out Payment Date"), but in any case no later than 1 May 2027, subject to any withholding in accordance with Section 5.5(j),

(i) the Purchaser shall pay, or cause to be paid, the aggregate Independent Group Earn-Out Cash Portion (as adjusted pursuant to Section 5.5(b)) by wire transfer in immediately available funds, with value as of the relevant due date and free of bank and other charges and net of any Taxes, to the joint Sellers' Account; and

(ii) the OGI Parties jointly undertake to deliver (with respect to the Trustee and Seller (3), subject to Section 5.5(g)) to each Seller such number of Parent Shares (each, an "Earn-Out Share" and collectively, the "Earn-Out Shares, and the Earn-Out Shares together with the Consideration Shares and the Consideration True-Up Shares, the "Sellers' Organigram Shares" and each a "Sellers' Organigram Share"; such share delivery, the "Earn-Out Share Delivery") as determined in accordance with the following formula, with the resulting number rounded to the nearest whole number (i.e. rounded up from 0.5 and rounded down below 0.5):

(…)"

15. Annex 5.5(c) to the SPA, as included in the reference deed 320/2026 MS, is hereby replaced in its entirety by Annex 15 as attached to this Second SPA Amendment.

16. Section 5.6 of the SPA shall be replaced in its entirety as follows, provided that Annex 5.6 shall remain applicable solely for the purposes of Section 13.2(d):

"5.6 [Intentionally left blank]"

17. Section 6.1 of the SPA shall be replaced in its entirety as follows:

"6.1 The Parties agree that (i) the amount of the [Redacted - Commercially Sensitive Information] shall reduce the total Fixed Purchase Price payable by the Purchaser to the Sellers accordingly, and (ii) the amount of the [Redacted - Commercially Sensitive Information] shall reduce the Earn-Out payable by the Purchaser to the Sellers in accordance with Section 5.2."

18. Section 7.5 of the SPA shall be replaced in its entirety as follows:

"7.5 Parent Board Seat.  Subject to (a) the rules of the TSX and NASDAQ as well as Applicable Laws, including the qualification requirements for directors and (b) the execution and delivery to Parent of a post-dated resignation letter from Mr. Max Konrad Narr which will provide for immediate resignation of Mr. Max Konrad Narr from the board of directors of the Parent (the "Parent Board") on the expiry of the Earn-Out Period: (i) immediately upon Closing, Parent shall procure that its Parent Board and all applicable committees of the Parent Board take all action necessary to appoint Mr. Max Konrad Narr to the Parent Board with immediate effect, and (ii) provided that no Sellers' Party is in material breach of this Agreement and no Seller (3) Nominee is in material breach of its respective Side Letter, the Parent Board and all applicable committees of the Parent Board shall take all action necessary to ensure that Mr. Max Konrad Narr remains a director of Parent until the end of the Earn-Out Period."

19. Immediately following Section 13.2(d), the following new paragraph shall be inserted:

""Governance Documents" shall mean the governance documents summarized in Annex 5.6"

20. Sections 20 and 23 through 29 of the SPA shall apply to this Second SPA Amendment accordingly.

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